UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-27163

CUSIP NUMBER 483600300

Commission File Number 0-27163

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Kana Software, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

181 Constitution Drive
Address of Principal Executive Office (Street and Number)

Menlo Park, California 94025
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kana Software, Inc. (“KANA”) is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “Form 10-Q”) by the prescribed due date without unreasonable effort and expense due to its financial, accounting and administrative personnel having to devote substantially all of their time to the completion of the year-end audit process and the preparation and filing of KANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which occurred on May 15, 2009.

As a result KANA has been unable to timely complete its quarterly financial reporting process for the fiscal quarter ended March 31, 2009. However, KANA intends to file its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009 as soon as practicably possible after completion of its financial reporting processes.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael S. Fields	650	614-8300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

KANA has not yet filed Part III of its Annual Report on Form 10-K for the year ended December 31, 2008.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

KANA expects that there will be significant changes in the results of operations from the corresponding period for the last fiscal year related to a significant decline in total revenue, and a significant decrease in income from operations and significant increase in net loss. KANA also expects to report a decrease in costs and expenses (primarily reflecting a decrease in sales and marketing expenses), although the decrease in costs and expenses was not as substantial as the decrease in revenues. As of the date of this Form 12b-25, KANA has not completed its financial reporting process for the fiscal quarter ended March 31, 2009, so it is not yet in a position to quantify these differences between the comparable periods. However, based on preliminary estimates, KANA anticipates total revenues of $10.9 million for the first quarter of 2009, a decrease of 40% from the same quarter of 2008. The decrease in total revenues reflects a decrease in license revenues of 79% and a decrease in services revenues of 23%, based on preliminary estimates.

KANA SOFTWARE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2009	By	/s/ Michael S. Fields
Michael S. Fields
Chief Executive Officer